Gordon R. Lewis

616.752.2752
Fax 616.222.2752

glewis@wnj.com

November 12, 2008

Ms. Jessica Livingston
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Bancorp, Inc. Response to Comment Letter dated November 7, 2008 File No. 000-16640

Dear Ms. Livingston:

                    We represent United Bancorp, Inc. ("United" or the "Company") as legal counsel to assist the Company in responding to the Commission's letter dated November 7, 2008 (the "Comment Letter"), in which the Commission provided comments on United's preliminary proxy statement, filed on November 4, 2008 (the "Proxy Statement"). The Company filed the Proxy Statement in connection with a special meeting of shareholders to vote on the approval of a proposal to authorize a class of preferred stock for issuance. This letter provides the Company's response to the Commission's comments in the Comment Letter. For convenience of reference, each of the comments in the Comment Letter is set forth in full below and the Company's response to each comment immediately follows.

                    The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations. The Company believes that its amended preliminary proxy statement ("Amended Proxy Statement") filed concurrently with this letter fully responds to and complies with the comments.

Rationale for Creating Blank Check Preferred Stock, page 4

Comment 1:

          Disclose whether you have applied to participate in the Treasury Department's Capital Purchase Program and describe the status of your application.

Ms. Jessica Livingston
Securities and Exchange Commission
November 12, 2008

______________________________________

Response:

          United submitted its application to participate in the Treasury Department's Capital Purchase Program on November 4, 2008. Page 6 of the Amended Proxy Statement includes a disclosure of this fact, as follows:

"The Corporation filed its application to participate in the CPP with its federal banking regulators and Treasury on November 4, 2008. The application is currently in process and the Corporation has not received a determination whether it will be permitted to participate in the CPP. There can be no assurance that the Corporation's application will be approved. Although the Corporation anticipates that it will participate in the CPP if its application is approved, the Corporation may choose not to participate in the CPP for any reason, including if the terms upon which its application is approved are, in the judgment of management, not in the best interests of the Corporation and its shareholders."

Comment 2:

          Please discuss how your participation in the Capital Purchase Program may:
•	Impact the rights of your existing common shareholders;

Response:

          Page 4 of the Amended Proxy Statement includes a disclosure discussing how participation in the Capital Purchase Program will impact the rights of United's existing common shareholders, as follows:

If the Corporation does participate in the CPP, Treasury would have a preferential right to the payment of cumulative dividends on the CPP Preferred Shares. No dividends would be permitted to be paid to common shareholders unless all accrued and unpaid dividends for all past dividend periods on the CPP Preferred Shares were fully paid. Any increase in dividends to common shareholders would be subject to the consent of Treasury for the first three years of the CPP Preferred Shares investment. If the Corporation failed to pay in full dividends on the CPP Preferred

Ms. Jessica Livingston
Securities and Exchange Commission
November 12, 2008

______________________________________

Shares for six dividend periods, whether consecutive or not, the holder of the CPP Preferred Shares would have the right to elect two directors to the Corporation's board of directors. This right would terminate only upon the Corporation paying dividends in full for four consecutive dividend periods.

•	Dilute the interests of your existing common shareholders;

Response:

          Pages 4 and 5 of the Amended Proxy Statement include a disclosure explaining how participation in the Capital Purchase Program may dilute the interests of United's existing common shareholders, as follows:

The payment of dividends on the CPP Preferred Shares would reduce the amount of earnings available to pay dividends to common shareholders. The Corporation expects that this earnings reduction would be, at a minimum, partially offset by the earnings generated from the additional capital. If Treasury exercised the warrants and purchased shares of common stock, each common shareholder's percentage of ownership of the outstanding common stock of the Corporation would be smaller. As a result, each common shareholder might have less influence in the management policies of the Corporation's operations than before participation in the CPP.

•	Require you to expand your board of directors to accommodate Treasury Department appointments to it;

Response:

          Page 4 of the Amended Proxy Statement includes a disclosure discussing how participation in the Capital Purchase Program could result in Treasury Department appointments to United's board of directors, as follows:

If the Corporation does participate in the CPP, Treasury would have a preferential right to the payment of cumulative dividends on the CPP Preferred Shares. No dividends would be permitted to be paid to common shareholders unless all accrued and unpaid dividends for all past dividend periods on the CPP Preferred Shares

Ms. Jessica Livingston
Securities and Exchange Commission
November 12, 2008

______________________________________

were fully paid. Any increase in dividends to common shareholders would be subject to the consent of Treasury for the first three years of the CPP Preferred Shares investment. If the Corporation failed to pay in full dividends on the CPP Preferred Shares for six dividend periods, whether consecutive or not, the holder of the CPP Preferred Shares would have the right to elect two directors to the Corporation's board of directors. This right would terminate only upon the Corporation paying dividends in full for four consecutive dividend periods.

•	Require you to register for resale securities you have issued to the Treasury Department; and

Response:

          Page 5 of the Amended Proxy Statement includes a disclosure stating that participation in the Capital Purchase Program will require United to register for resale securities that United issues to the Treasury Department, as follows:

The Corporation would have to file a registration statement with the Securities and Exchange Commission registering for resale the CPP Preferred Shares and the warrants and the shares of common stock underlying the warrants. The Corporation would also have to grant Treasury "piggyback" registration rights with respect to the CPP Preferred Shares and the warrants and the common stock underlying the warrants.

•	Impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

Response:

          United does not believe that participation - or lack of participation - in the Capital Purchase Program will materially impact its operations. It is currently well-capitalized and will continue to seek to grow organically and consider strategic acquisition opportunities whether or not it participates in the Capital Purchase Program. In addition, United does not anticipate having to materially restructure its executive compensation arrangements. Page 5 of the Amended Proxy Statement includes a disclosure of these responses, as follows:

Ms. Jessica Livingston
Securities and Exchange Commission
November 12, 2008

______________________________________

The Corporation, whether or not it participates in the CPP, is well-capitalized. It will continue to seek to grow organically through increased lending efforts and to consider strategic acquisition opportunities as they arise from time to time. If the Corporation is unable or unwilling to participate in the CPP, it would remain well-capitalized and in a position to pursue these business objectives. Management believes that the Corporation would not incur a material, negative effect on its liquidity, capital resources or results of operations if the Corporation is unable or unwilling to participate in the CPP.

Other than immaterial, technical amendments to certain employment agreements with the Corporation's executive officers, the Corporation would not be required to restructure any executive compensation arrangements or modify any plans or contracts to comply with the limits on executive compensation as required by the CPP and the Emergency Economic Stabilization Act of 2008.

Comment 3:

          Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Response:

          United does not believe that any material, negative effect on its liquidity, capital resources or results of operations will occur if it is denied participation in the Capital Purchase Program. Page 5 of the Amended Proxy Statement contains a disclosure of this belief, as follows:

The Corporation, whether or not it participates in the CPP, is well-capitalized. It will continue to seek to grow organically through increased lending efforts and to consider strategic acquisition opportunities as they arise from time to time. If the Corporation is unable or unwilling to participate in the CPP, it would remain well-capitalized and in a position to pursue these business objectives. Management believes that the Corporation would not incur a material, negative effect on its liquidity, capital resources or results

Ms. Jessica Livingston
Securities and Exchange Commission
November 12, 2008

______________________________________

of operations if the Corporation is unable or unwilling to participate in the CPP.

Comment 4:

          Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 11 of the Emergency Economic Stabilization Act of 2008.

Response:

          Page 5 of the Amended Proxy Statement includes a disclosure stating that United would not be required to modify any plans or contracts to comply with the limits on executive compensation as required by the CPP and the Emergency Economic Stabilization Act of 2008, as follows.

Other than immaterial, technical amendments to certain employment agreements with the Corporation's executive officers, the Corporation would not be required to restructure any executive compensation arrangements or modify any plans or contracts to comply with the limits on executive compensation as required by the CPP and the Emergency Economic Stabilization Act of 2008.

Financial Statements

Comment 5:

          If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Response:

          Pages 5 and 6 of the Amended Proxy Statement include disclosure of the pro forma effect of participation in the Capital Purchase Program on United's regulatory capital ratios, total assets, and shareholders' equity at both the minimum and maximum estimated proceeds.

Ms. Jessica Livingston
Securities and Exchange Commission
November 12, 2008

______________________________________

                    In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    The Company believes that the Amended Proxy Statement concurrently with this letter fully responds to and complies with the Commission's comments. The Company respectfully requests that the Commission furnish it with prompt notice that the Commission has no further comments on the Amended Proxy Statement allowing it to file a definitive proxy statement without delay. It is imperative that the Company commence mailing of the proxy statement to its shareholders as soon as possible.

                    Should you require additional information or explanation of these responses, please call me.

Very truly yours, /s/ Gordon R. Lewis Gordon R. Lewis